DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	March 31,	December 31,
	2026	2025
	$	$
Assets
Current assets:
Cash and cash equivalents	63,188	74,037
Trade and other receivables (Note 5)	52,081	55,209
Income taxes receivable	1,076	881
Prepaids and deposits	10,693	11,701
Contract costs, net	10,099	9,696
	137,137	151,524
Non-current assets:
Contract costs, net	15,553	15,095
Deferred tax asset	19,968	20,026
Right-of-use assets, net (Note 6)	4,534	2,387
Property and equipment, net (Note 7)	1,920	2,045
Intangible assets, net (Note 8)	25,027	1,029
Goodwill (Note 9)	49,411	14,541
	253,550	206,647
Liabilities
Current liabilities:
Trade and other payables	41,643	35,960
Automatic share repurchase plan liability (Note 11)	9,889	—
Income taxes payable	2,123	966
Deferred revenue	99,030	85,465
Provisions	4,632	787
Lease obligations (Note 6)	1,412	621
Acquisition holdback payables	2,384	—
	161,113	123,799
Non-current liabilities:
Contingent consideration	4,595	—
Deferred revenue	2,152	2,568
Lease obligations (Note 6)	3,298	1,939
Employee benefit obligations	2,944	3,587
Deferred tax liability	976	663
Borrowings	79,088	—
	254,166	132,556
Shareholders’ equity
Share capital (Note 11)	219,229	244,605
Contributed surplus	20,881	20,949
Accumulated other comprehensive loss	(7,551)	(7,427)
Deficit	(233,175)	(184,036)
Total equity	(616)	74,091
	253,550	206,647
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2026	2025
	$	$
Revenue (Note 14)	65,620	57,296
Cost of revenue (Note 15)	14,353	11,395
Gross profit	51,267	45,901

Operating expenses
General and administrative	11,338	8,725
Sales and marketing	21,305	20,355
Research and development	15,457	13,403
Share-based compensation (Note 12)	1,284	789
Foreign exchange loss	1,454	123
Depreciation and amortization (Note 6, 7 and 8)	1,922	798
	52,760	44,193
Operating (loss) income	(1,493)	1,708

Finance costs (income), net (Note 10)	410	(648)
Other income, net	—	(1)
(Loss) income before income taxes	(1,903)	2,357

Income tax (recovery) expense	(284)	883

Net (loss) income	(1,619)	1,474

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange loss on translation of foreign operations	124	8

Comprehensive (loss) income	(1,743)	1,466

Earnings (loss) per share - basic (Note 13)	(0.06)	0.05
Earnings (loss) per share - diluted (Note 13)	(0.06)	0.05
Weighted average number of common shares outstanding - basic (Note 13)	28,075,031	30,263,194
Weighted average number of common shares outstanding - diluted (Note 13)	28,730,186	30,927,215
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2024	30,255,955	253,295	19,109	(9,275)	(205,368)	57,761
Exercise of stock options (Note 11 and 12)	6,051	316	(103)	—	—	213
Share-based compensation (Note 12)	—	—	789	—	—	789
Share issuance under employee share purchase plan (Note 11 and 12)	6,529	283	(47)	—	—	236
Release of restricted share units (Note 11 and 12)	16,994	719	(719)	—	—	—
Purchase of common shares held for cancellation (Note 11)	(307,178)	(2,326)	—	—	(7,218)	(9,544)
Change in share repurchase commitment under the automatic share purchase plan (Note 11)	—	—	—	—	2,330	2,330
Excess tax benefit on stock compensation	—	—	(818)	—	—	(818)
Comprehensive income (loss)	—	—	—	(8)	1,474	1,466
Balance, March 31, 2025	29,978,351	252,287	18,211	(9,283)	(208,782)	52,433

Balance, December 31, 2025	28,747,289	244,605	20,949	(7,427)	(184,036)	74,091
Share-based compensation (Note 12)	—	—	1,284	—	—	1,284
Share issuance under employee share purchase plan (Note 11 and 12)	11,081	226	(26)	—	—	200
Release of restricted share units (Note 11 and 12)	31,738	1,090	(1,090)	—	—	—
Shares repurchased for cancellation (Note 11)	(3,094,536)	(26,692)	—	—	(37,632)	(64,324)
Change in share repurchase commitment under the automatic share purchase plan (Note 11)	—	—	—	—	(9,888)	(9,888)
Excess tax benefit on stock compensation	—	—	(236)	—	—	(236)
Comprehensive income (loss)	—	—	—	(124)	(1,619)	(1,743)
Balance, March 31, 2026	25,695,572	219,229	20,881	(7,551)	(233,175)	(616)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2026	2025
	$	$
Cash flows from operating activities
Net income	(1,619)	1,474
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,922	798
Share-based compensation	1,284	789
Unrealized foreign exchange loss (gain)	(976)	(189)
Income tax expense (recovery)	(284)	883
Finance income, net	410	(648)
Changes in non-cash working capital items:
Trade and other receivables	6,803	(4,786)
Prepaids and deposits	1,945	(2,146)
Contract costs, net	(1,119)	(854)
Trade and other payables	7,232	1,785
Employee benefit obligations	(561)	56
Deferred revenue	10,044	10,916
Income taxes paid	(275)	(133)
Cash from operating activities	24,806	7,945

Cash flows used in investing activities
Purchase of property and equipment	(109)	(298)
Acquisition of business, net of cash acquired	(52,200)	—
Cash used in investing activities	(52,309)	(298)

Cash flows used in financing activities
Payments received on net investment in finance lease	—	19
Repayment of lease obligations	(427)	(434)
Net Interest Received (Paid)	(333)	574
Proceeds from exercise of stock options	—	213
Proceeds from share issuance under employee share purchase plan	200	236
Proceeds from loan issuance	80,239	—
Shares repurchased for cancellation	(63,114)	(9,407)
Repayment of borrowings	—	—
Cash used in financing activities	16,565	(8,799)

Net change in cash and cash equivalents during the period	(10,938)	(1,152)
Effect of foreign exchange on cash and cash equivalents	89	486
Cash and cash equivalents, beginning of the period	74,037	92,540
Cash and cash equivalents, end of the period	63,188	91,874
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Business Corporations Act (Ontario) and is domiciled in Ontario, Canada. Effective August 1, 2025, the Company’s head office is located at Suite 1200, 55 York Street, Toronto, Canada, M5J 1R7.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following material subsidiaries:

Entity name	Country	Ownership percentage March 31, 2026	Ownership percentage December 31, 2025
		%	%
Docebo S.P.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	United Arab Emirates	100	100
Docebo UK Limited	England and Wales	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
365Talents Société par Actions Simplifiée ("365Talents")	France	100	—

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2025. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 7, 2026.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)
estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2025.

4	Business combinations

365Talents

On January 20, 2026, the Company acquired all of the issued and outstanding shares of 365Talents, a privately held AI-powered skills intelligence and workforce analytics simplified stock company (société par actions simplifiée) based in France (“365Talents”). The acquisition is accounted for as a business combination in accordance with IFRS 3 - Business Combinations.

Total purchase consideration of $61,310, consisting of: (i) cash paid on closing of $54,326; and (ii) a cash holdback amount of $2,386 (up to a maximum of $2,736) which will be determined and paid during the second quarter of fiscal 2026.

In addition, up to approximately $4,598 (maximum undiscounted amount of $5,100) of additional cash consideration may be payable in fiscal year 2027 based on the achievement of certain financial milestones for the 12 month period ended December 31, 2026.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three months ended March 31, 2026 amounting to $739 and for the year ended December 31, 2025 amounting to $738 were incurred in relation to the acquisition. These amounts have been expensed as incurred primarily within general and administrative expenses.

As at March 31, 2026, the purchase price allocation has not been finalized. The fair values of the identifiable assets acquired and liabilities assumed have been determined on a provisional basis, as the Company has not yet completed its assessment of the fair values of certain assets and liabilities, including the fair value of acquired intangible assets, and the related tax impact. The provisional amounts recognized are subject to adjustment within the measurement period, which shall not exceed one year from the acquisition date, in accordance with IFRS 3 Business Combinations.

The following table summarizes the allocation of the consideration paid and the preliminary amounts of fair value of the certain assets and liabilities, including the fair value of acquired intangible assets, and the related tax impact assumed at the acquisition date:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	2,126
Trade and other receivables	4,057
Prepaid expenses and other current assets	358
6,541
Non-current assets:
Right-of-use asset, net	223
Customer relationships	17,170
Technology	6,170
Trade name and trademarks	2,328
Goodwill	35,497
Total assets	67,929

Liabilities
Current liabilities:
Trade and other payables	2,753
Deferred revenue	3,665
Lease obligations	201
Total liabilities	6,619
Fair value of net assets acquired	61,310

Paid in cash	54,326
Working capital adjustment	(350)
Holdback payable	2,736
Contingent consideration	4,598
Total purchase consideration	61,310

The goodwill related to the acquisition of 365Talents reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The customer relationships acquired are amortized on a straight-line basis over its estimated useful life of 4 years. The technology acquired is amortized on a straight-line basis over its estimated useful life of 5 years. The trade name and trademarks acquired are amortized on a straight-line basis over its estimated useful life of 6 years.

Since the date of acquisition, the acquisition has generated revenue of $1,827 and a net loss of $1,363 for the three months ended March 31, 2026. Had the acquisition been completed on January 1, 2026 the pro forma results would be immaterially different from the results since the date of acquisition.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

5	Trade and other receivables

The Company’s trade and other receivables as at March 31, 2026 and December 31, 2025 include the following:

	2026	2025
	$	$
Trade receivables	42,198	45,467
Accrued revenues	5,366	5,118
Tax credits receivable	4,178	4,316
Interest receivable	10	39
Other receivables	329	269
	52,081	55,209

Included in trade receivables is a provision for expected credit losses of $984 as at March 31, 2026 and $1,022 as at December 31, 2025.

6	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Total
	$	$
Costs
Balance – December 31, 2025	7,177	7,177
Additions	2,428	2,428
Additions through acquisitions	223	223
Modifications to and disposals of lease contracts	(2,164)	(2,164)
Effects of foreign exchange	(297)	(297)
Balance – March 31, 2026	7,367	7,367

Accumulated amortization
Balance – December 31, 2025	4,790	4,790
Amortization	425	425
Modifications to and disposals of lease contracts	(2,164)	(2,164)
Effects of foreign exchange	(218)	(218)
Balance – March 31, 2026	2,833	2,833

Carrying value
Net balance – December 31, 2025	2,387	2,387
Net balance – March 31, 2026	4,534	4,534

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2026
$
Balance – January 1	2,560
Additions	2,428
Additions through acquisitions	203
Interest accretion	65
Lease repayments	(427)
Effects of foreign exchange	(119)
Balance – March 31	4,710

Current	1,412
Non-current	3,298
4,710

Expenses incurred for the three months ended March 31, 2026 and 2025 relating to short-term leases and leases of low-value assets were $11 and $12, respectively.

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Construction in-progress	Total
	$	$	$		$
Balance – December 31, 2025	4,915	1,743	790	—	7,448
Additions	84	25	—	—	109
Effects of foreign exchange	(74)	(30)	(24)	—	(128)
Balance – March 31, 2026	4,925	1,738	766	—	7,429

Accumulated depreciation
Balance – December 31, 2025	3,755	1,500	148	—	5,403
Depreciation	172	18	15	—	205
Effects of foreign exchange	(64)	(28)	(7)	—	(99)
Balance – March 31, 2026	3,863	1,490	156	—	5,509

Carrying value
Balance – December 31, 2025	1,160	243	642	—	2,045
Balance – March 31, 2026	1,062	248	610	—	1,920

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Balance – December 31, 2025	1,467	2,382	47	3,896
Acquisitions through business combinations	17,170	6,170	2,328	25,668
Effects of foreign exchange	(289)	(105)	(36)	(430)
Balance – March 31, 2026	18,348	8,447	2,339	29,134

Balance – December 31, 2025	1,263	1,557	47	2,867
Amortization	890	326	76	1,292
Effects of foreign exchange	(37)	(12)	(3)	(52)
Balance – March 31, 2026	2,116	1,871	120	4,107

Carrying value
Balance – December 31, 2025	204	825	—	1,029
Balance – March 31, 2026	16,232	6,576	2,219	25,027

9	Goodwill

$
Balance – December 31, 2025	14,541
Additions	35,497
Effects of foreign exchange	(627)
Balance – March 31, 2026	49,411

10	Borrowings

Credit Facility

On May 8, 2025, the Company entered into a credit agreement (the “Original Credit Agreement”) with National Bank of Canada (“NBC”) providing for a $50,000 secured revolving credit facility (the “Facility”) with an accordion feature that allowed for the expansion of the Facility by up to an aggregate maximum principal amount of $50,000, upon request by Docebo, subject to review and approval by NBC. The Facility, which was secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, was available for general corporate purposes, acquisitions, and investments, subject to certain limitations.

The undrawn portion of the Facility was subject to a standby fee whereby the rate varied depending on the Company’s Net Debt to EBITDA Ratio (as defined in the Original Credit Agreement). The Facility had a term of three years. The Facility included certain covenants that required the Company to maintain certain financial ratios and meet certain non-financial requirements.

At the Company's election, amounts drawn on the Facility bore interest based on the Canadian prime rate, U.S. dollar base rate, the secured overnight financing rate ("SOFR"), or Canadian Overnight Repo Rate Average ("CORRA") plus an applicable margin, with interest payable monthly for Canadian prime rate and U.S. dollar base rate loans, at the end of each interest period for CORRA loans, and at the end of each interest period (and every three months if the interest period was longer than three months) for SOFR loans.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

On January 14, 2026 the Company drew C$69,430 (approximately $50,000) from the Facility as a CORRA loan.

On February 10, 2026 the Company entered into an amended and restated credit agreement with NBC as administrative agent, and the other lenders party thereto from time to time (the “Lenders”) which amends and restates the Original Credit Agreement and provides, among other things, an increase of $50,000 in the secured revolving credit facility such that the maximum amount available for the Company to borrow is $100,000 (the “Amended Facility”). The Amended Facility has a term of 3 years and bears interest at variable rates depending on certain financial ratios and metrics. The Amended Facility includes an accordion feature that allows for the expansion of the Amended Facility by up to an aggregate maximum principal amount of $50,000. The accordion feature is available upon request by Docebo and is subject to acceptance by the Lenders or commitments by new financial institutions or commercial lenders in the case where the Lenders decline to increase their commitment in connection with the accordion request. The Amended Facility, which is secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations.

On March 10, 2026 the Company drew $30,000 from the Amended Facility as a SOFR loan

As of March 31, 2026, Docebo was in compliance with all covenants and approximately $80,000 was outstanding under the Amended Facility.

Finance costs (income), net, for the three months ended March 31, 2026 and 2025 is comprised of:

	Three months ended March 31,
	2026	2025
	$	$
Interest on acquisition related consideration	—	11
Interest on lease obligations	65	20
Commitment costs on amended facility	23	—
Interest income	(235)	(679)
Interest on borrowings	557	—
	410	(648)

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2025	28,747,289	244,605
Exercise of stock options	—	—
Issuance of common shares under employee share purchase plan	11,081	226
Release of restricted share units	31,738	1,090
Purchase of common shares held for cancellation (i)	(3,094,536)	(26,692)
Balance – March 31, 2026	25,695,572	219,229

(i) On May 9, 2025, the Company renewed its Normal Course Issuer Bid (“NCIB”) to repurchase and cancel up to 1,481,659 of its common shares, representing 5% of the Company’s issued and outstanding shares as of May 6, 2025, over the 12-month period commencing on May 20, 2025, and ending no later than May 19, 2026.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)
The amounts paid in excess of the average book value of the common shares are charged to deficit. During the three months ended March 31, 2026, the Company repurchased a total of 153,360 common shares for cancellation at an average price of $18.96 (C$25.88) per common share for total cash consideration of $2,908 including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker may be authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

As at March 31, 2026 the value of the ASPP liability was $9,889 (nil at December 31, 2025).

On March 10, 2026, the Company completed a substantial issuer bid under which the Company repurchased 2,941,176 common shares for cancellation at a price of $20.40 per common share for total cash consideration of $60,000, and incurred transactions costs of $558 related to the SIB.

12	Share-based compensation

The Company has five components within its share-based compensation plan: stock options, DSUs, RSUs, PSUs and shares issued pursuant to the ESPP.

Share-based compensation expense associated with each component is as follows for the three months ended March 31:

	Three months ended March 31,
	2026	2025
	$	$
Stock options	456	235
DSUs	289	237
RSUs	489	293
PSUs	35	—
ESPP	15	24
	1,284	789

The following table presents share-based compensation expense by function for the three months ended March 31:

	Three months ended March 31,
	2026	2025
	$	$
Cost of revenue	90	14
General and administrative	642	499
Sales and marketing	325	81
Research and development	227	195
	1,284	789

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)
The changes in the number of stock options during the three months ended March 31, 2026 and 2025 were as follows:

	2026		2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,019,930	33.78	827,642	34.11
Options granted	—	—	264,402	44.76
Options forfeited	(45,713)	49.32	(67,940)	53.85
Options exercised	—	—	(6,051)	48.22
Options expired	(8,310)	51.74	(146)	86.38

Options outstanding – March 31	965,907	32.89	1,017,907	35.47
Options exercisable – March 31	611,675	25.77	520,851	21.40

There were no options granted during the three months ended March 31, 2026; the weighted average fair value of share options granted during the three months ended March 31, 2025 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2026	2025
	C$	C$
Weighted average stock price valuation	$—	$44.76
Weighted average exercise price	$—	$44.76
Risk-free interest rate	—%	2.60%
Expected life in years	nil	4.5
Expected dividend yield	—%	—%
Volatility	—%	52%
Weighted average fair value of options issued	$—	$20.24

The following table is a summary of the Company’s stock options outstanding as at March 31, 2026:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	0.48	0.0001 - 1.09	234,120
8.86 - 11.06	18,500	4.97	8.86 - 11.06	18,500
15.79 - 16.00	85,628	2.84	15.79 - 16.00	85,628
26.43 - 60.00	579,604	3.72	26.43 - 60.00	244,615
60.01 - 95.12	48,055	3.01	60.01 - 95.12	28,812
	965,907	2.84		611,675

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)
The following table is a summary of the Company’s stock options outstanding as at March 31, 2025:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	1.48	0.0001 - 1.09	234,120
8.86 - 11.06	21,242	5.22	8.86 - 11.06	21,242
15.79 - 16.00	93,947	4.23	15.79 - 16.00	93,947
26.43 - 60.00	585,873	4.60	26.43 - 60.00	146,132
60.01 - 95.12	82,725	4.20	60.01 - 95.12	25,410
	1,017,907	3.83		520,851

DSUs

The following table presents information on the Company’s DSUs for the years presented:

#
DSUs – December 31, 2025	173,592
Granted (at C$30.43 - C$30.43 per unit)	5,648
DSUs - March 31, 2026	179,240

RSUs

The following table presents information on the Company’s RSUs for the years presented:

#
RSUs – December 31, 2025	218,306
Granted (at C$24.35 - C$24.51 per unit)	732,437
Released (at C$40.94 - $75.65 per unit)	(31,738)
Forfeited (at C$37.04 - $75.65 per unit)	(20,548)
RSUs - March 31, 2026	898,457

PSUs

The following table presents information on the Company’s PSUs for the years presented:

#
PSUs – December 31, 2025	—
Granted (at C$25.69 per unit)	59,210
PSUs - March 31, 2026	59,210

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

13	Earnings per share

Basic and diluted net income per share for the three months ended March 31 are calculated as follows:

	Three months ended March 31,
	2026	2025
Net income attributable to common shareholders	$(1,619)	$1,474

Basic weighted average number of common shares outstanding	28,075,031	30,263,194
Stock options	269,518	329,234
DSUs	177,648	142,541
RSUs	207,989	192,246
Diluted weighted average number of common shares outstanding	28,730,186	30,927,215

Basic earnings per common share	$(0.06)	$0.05
Diluted earnings per common share	$(0.06)	$0.05

For the three months ended March 31, 2026, there were nil stock options, (three months ended March 31, 2025 - 37,520 stock options) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

14	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three months ended March 31:

	Three months ended March 31,
	2026	2025
	$	$
Subscription revenue	60,643	54,183
Professional services	4,977	3,113
	65,620	57,296

15	Cost of revenue

The following table represents cost of revenue for the three months ended March 31:

	Three months ended March 31,
	2026	2025
	$	$
Employee salaries and benefits	6,080	5,122
Web hosting fees	2,060	1,947
Third party service fees	5,849	3,983
Other	364	343
	14,353	11,395

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

16	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation for the three months ended March 31, 2026 was $40,268 (2025 - $34,655).
Employee compensation costs were included in the following expenses for the three months ended March 31, 2026 and 2025 as follows:

	Three months ended March 31,
	2026	2025
	$	$
Cost of revenue	6,080	5,122
General and administrative	6,008	4,824
Sales and marketing	15,855	15,697
Research and development	12,325	9,012
	40,268	34,655

For the three months ended March 31, 2026, the Company incurred a total of $6,157 of employee severance related costs associated with a reduction in workforce. This resulted in additional employee compensation costs of $855 in cost of revenue, $1,357 in general and administrative, $761 in sales and marketing, and $3,184 in research and development.

17	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three months ended March 31, 2026 and 2025 is as follows:

	Three months ended March 31,
	2026	2025
	$	$
Salaries and benefits	968	1,208
Share-based compensation	1,089	62
	2,057	1,270

18	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and the Amended Facility approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2026
(expressed in thousands of US dollars, except share amounts)

Contingent consideration is classified as a Level 3 financial instrument as the inputs are not observable and there is no market based activity. The fair value of the contingent consideration has been calculated using discounted cash flows and was $4,598 as at the date of acquisition. During the three months ended March 31, 2026, there were no transfers of amounts between levels in the fair value hierarchy.

19	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three months ended March 31, 2026 and 2025.

	Three months ended March 31,
	2026	2025
	$	$
North America
Canada	3,410	3,090
United States	43,403	40,660
Rest of World	18,807	13,546
	65,620	57,296

20	Subsequent events

Acquisition of Zive GmbH

On April 2, 2026, the Company acquired all of the issued and outstanding shares of Zive GmbH, an AI and knowledge platform based in Germany (“Zive”). The acquisition will be accounted for as a business combination in accordance with IFRS 3, Business Combinations. Total consideration was approximately $7.2 million consisting of cash paid on closing. In addition, up to approximately $1.0 million of additional cash consideration may be payable to an employee of the acquiree contingent on continued employment.

The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.

Renewal of NCIB

On May 8, 2026, the Company announced its intention to renew the NCIB, and repurchase and cancel up to 1,269,702 of its common shares, representing approximately 5% of its Company’s issued and outstanding shares as of May 6, 2026, over the 12 month period commencing May 20, 2026 , and ending no later than May 19, 2027.